Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of April, 2011

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Market Announcement dated April 5, 2011.

Item 1.

MARKET ANNOUNCEMENT CNPJ No. 33.256.439/0001- 39

PUBLICLY TRADED COMPANY

Ultrapar Participações S.A. (“Company”) releases the request made to the BM&FBOVESPA for the registration of trading on the special listing segment Novo Mercado, which supplements the information disclosed to the market in the Material Notice, dated as of April 4th, 2011, the request of which should be granted subject to certain conditions precedent contained therein.
“São Paulo, April 5th, 2011

To:
BM&FBOVESPA S.A., Bolsa de Valores, Mercadorias e Futuros
Rua XV de Novembro, 275
01013-001, São Paulo, SP

Attention:	Mr. Edemir Pinto - Chief Executive Officer Mr. Carlos Alberto Rebello – Issuer Relations Officer

Subject: REQUEST FOR REGISTRATION FOR TRADING ON NOVO MERCADO

Dear Sirs,

Ultrapar Participações S.A., a corporation with its headquarters on Av. Brigadeiro Luís Antônio, nr. 1,343, 9th floor, in the City of São Paulo, State of São Paulo, registered with CNPJ/MF under the nr 33.256.439/0001-39 (“Company”), herein acting in accordance with its bylaws (estatuto social), requests the BM&FBOVESPA defer the registration of the securities issued by the Company on the special listing segment Novo Mercado, subject to the condition precedent that the events described herein are implemented and observed, which includes:

1. As disclosed by the Material Notice, dated April 4th, 2011, the Board of Directors of the Company, at a meeting dated as of same date, approved the proposal to convert all the preferred shares issued by the Company into common shares , as well as an amendment to its bylaws, which is adapted to the rules of the Novo Mercado Listing Regulation (“Amended Bylaws”).

2. Therefore, the Company requests that the registration for the trading of its securities on the special listing segment Novo Mercado be deferred, and accordingly, submits the documents required under item 3.2 of Section III of the Novo Mercado Listing Regulation, which are:

(i)	Annex 1. The request signed by the Investor Relations Officer, in conformance with the model contained in Annex E of the Novo Mercado Listing Regulation;
(ii)	Annex 2. The declaration signed by the Investor Relations Officer, in conformance with the model contained in Annex F of the Novo Mercado Listing Regulation; and

(iii)	Annex 3. A copy of the Amended Bylaws, as filed with the SEC on April 5th, 2011.

3. In addition, the Company requests the waiver of the requirement to furnish the documents required in item 3.2 (iii), (iv), (vi), (vii), (viii) and (ix) of the Novo Mercado Listing Regulation, since, based on the understanding of the Company, such documents are already public and may be found on the websites of the Company and the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM).

4. The Company’s management intends to call an extraordinary shareholders’ meeting and a special preferred shareholders’ meeting to deliberate on the approval of the Amended Bylaws, after the listing of the shares on the Novo Mercado is approved by the BM&FBOVESPA.

5. The request for registration for trading contemplated hereby should be granted subject to the following conditions precedent: (a) approval of the Amended Bylaws by the shareholders’ meetings referred to in item 4 above; (b) confirmation by the Company’s management, after the completion of the period of the exercise of the withdrawal rights, that it will not call a general shareholders’ meeting to amend the resolutions made at the shareholders’ meetings referred to in item 4 above; and (c) that no shareholder or third party, between this date and the date on which the Amended Bylaws are effective, becomes a holder of shares equal to or greater than 20% of the capital stock of the Company.

6. Once the conditions precedent are satisfied, the date of the commencement of trading of the shares on the Novo Mercado should be adjusted by the Company, in connection with the BM&FBOVESPA, the bookkeeping institution, and the entity issuing American depositary receipts  of the Company outside of Brazil.

Any requests, including those for clarification, should be sent to Mr. André Covre, Investor Relations Officer, by email andre.covre@ultra.com.br, or by fax (55 11 3177 6107) or by telephone (55 11 3177 7014).

Respectfully,

Ultrapar Participações S.A.

São Paulo, April 5th, 2011.

André Covre
Chief Financial and Investor Relations Officer
Ultrapar Participações S.A.

Annex 1

To
The Chief Executive Officer of
BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros

Dear Chief Executive Officer

Ultrapar Participações S.A., a corporation (sociedade anônima) with headquarters at Av. Brigadeiro Luís Antônio, nr. 1,343, 9th floor, in the City of São Paulo, State of São Paulo, enrolled in the Registry of Corporate Taxpayers (Cadastro Nacional da Pessoa Jurídica do Ministério da Fazenda - CNPJ) under the nr 33.256.439/0001-39, herein acting by its Investor Relations Officer, Mr. André Covre, Brazilian, married, manager, with offices at Av. Brigadeiro Luís Antônio, nr. 1,343, 9th floor, in the City of São Paulo, State of São Paulo, enrolled in the Registry of Individual Taxpayers (Cadastro de Pessoas Físicas do Ministério da Fazenda - CPF) under the nr 130.335.108-09 and holder of the identity card number 17.841.059/SSP-SP, hereby requests the registration on the Novo Mercado, special listing segment of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros, in order for its securities to be traded thereon, and annexes, in connection therewith, the documentation provided for in item 3.2 of Section III of the Novo Mercado Listing Regulation.

Ultrapar hereby requests approval.

São Paulo, April 5th, 2011.

_____________________________
André Covre
Chief Financial and Investor Relations Officer
Ultrapar Participações S.A.

Annex 2

DECLARATION

Ultrapar Participações S.A., a corporation with its headquarters on Av. Brigadeiro Luís Antônio, nr. 1,343, 9th floor, in the City of São Paulo, State of São Paulo, registered with Registry of Corporate Tax Payers (Cadastro Nacional da Pessoa Jurídica do Ministério da Fazenda)(CNPJ) under the nr 33.256.439/0001-39 (“Company”), represented by the Investor Relations Officer, Mr. André Covre, Brazilian, married, manager, whose office is at Av. Brigadeiro Luís Antônio, nr 1,343, 9th floor, in the City of São Paulo, State of São Paulo, registered at the Registry of Individual Tax Payers (Cadastro de Pessoas Físicas do Ministério da Fazenda)(CPF) under the nr 130.335.108-09 and holds the Identification Number (Cédula de Identidade) nr 17.841.059/SSP-SP, requesting the authorization for the securities issued by the Company to be traded on the Novo Mercado, the special listing segment for trading securities on the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”), declares that:

1.	it is duly registered as a publicly traded company with the Securities Commission under the nr 18465;

2.
it is aware of the requirements in the Novo Mercado Participation Agreement (Contrato de Participação no Novo Mercado), the Novo Mercado Listing Regulation and the Arbitration Regulation, as well as the standards published the BM&FBOVESPA, and agrees to comply with them faithfully;

3.	it will pay the annual fees owed to the BM&FBOVESPA within the time and form set forth by regulation;

4.	it will submit to the BM&FBOVESPA the information set forth in the Novo Mercado Listing Regulation;

5.
it will communicate to the BM&FBOVESPA, regardless of publication and prior to the applicable date, the date of the commencement of a distribution of any right to its shareholders, as well as the dates of the commencement and termination of the period to exercise of a subscription right and the period during which the transfer of shares, conversion, stock-split or reverse stock-split of certificates are suspended;

6.	it will promptly disclose information regarding any material facts or acts with respect to the business of the Company; and

7.
it will submit a copy of all documentation sent to the Securities Commission, including the documents submitted to update its registration for the trading of its common shares and information with respect to its financial condition which you provide to the media.

São Paulo, April 5th, 2011.

_____________________________
André Covre
Chief Financial and Investor Relations Officer
Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April  6, 2011

ULTRAPAR HOLDINGS INC.
By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Market announcement)